Exhibit 99.5

Emera Incorporated

Earnings Coverage Ratio

Pursuant to Section 8.4 of National Instrument 44-102, this calculation of the earnings coverage ratio is filed as an exhibit to the unaudited condensed consolidated financial statements of Emera Incorporated (“Emera”) for the three months ended March 31, 2012, in conjunction with an amended and restated short form base shelf prospectus dated February 18, 2011.

The following earnings coverage ratio is calculated on a consolidated basis for the twelve-months ended March 31, 2012.

Twelve months ended March 31, 2012
Earnings Coverage (1)	1.91

(1) Earnings coverage is equal to consolidated net income attributable to common shareholders plus: income taxes, interest on long-term debt, amortization of debt financing costs and after-tax preferred share dividends declared during the period together with undeclared preferred share dividends, if any, divided by interest on long-term debt plus amortization of debt financing costs and pre-tax preferred dividends.

Emera’s dividend requirements on all of its preferred shares, adjusted to before-tax equivalent using an effective income tax rate of 32.1 percent, amounted to $23.7 million for the twelve months ended March 31, 2012. Emera’s interest requirements for the twelve months then ended amounted to $162.6 million. Emera’s consolidated income before interest and income tax for the twelve months ended March 31, 2012 was $355.0 million, which is 1.91 times Emera’s aggregate dividend and interest requirements for this period.